EXHIBIT 99.1

                 FORM OF LETTER TO BE SENT TO PLAN PARTICIPANTS



____________, 2000

[Address]

Dear ________________:

         You are receiving this letter as a participant in the Robinson Nugent, Inc. Profit Sharing/401(k) Plan (the "Plan") who elected to purchase common shares of Robinson Nugent under the Plan during the time period beginning October 12, 1999 through October 11, 2000. Enclosed with this letter are:

o A Summary Plan Description and Prospectus dated October 12, 2000 and a Supplement thereto dated October 12, 2000
o        A form of "Response to Repurchase Offer"
o        A stamped, self-addressed return envelope

         You have been sent this material because you directed the Trustee under the Plan to purchase Robinson Nugent common shares under the Plan during the twelve month period prior to the filing by the Company of a registration statement with the Securities and Exchange Commission covering shares subject to investment under the Plan. That filing has since been made. However, we are offering to repurchase the Robinson Nugent shares you acquired under the Plan ("Shares") during the period beginning October 12, 1999 through October 11, 2000, if you still hold those shares under the Plan, plus interest. If you have sold those Shares at a loss, then we are offering to reimburse you for that loss, plus interest.

         After carefully considering your circumstances, please complete and return to the Company the enclosed form of Response to Repurchase Offer. The following examples should help explain this Repurchase Offer and help you determine how best to complete the Response form.

Example 1
---------
         In November 1999, a participant in the Plan directed the Trustee of the Plan to invest a portion of her account under the Plan in Robinson Nugent Shares. The Trustee acquired the Shares under the Plan for $10 per Share. The participant continues to hold the Shares in her account under the Plan. The participant can either keep the Shares in her account (that, as of October 11, 2000 had a closing price on Nasdaq of $18 5/16 per share) or accept the Repurchase Offer and sell the Shares back to the Company for $10 per Share. If the participant wants to accept the Repurchase Offer and sell the Shares back to the Company, the participant would elect "Option #1" and sign, date and return the Response form along with a designation of the Shares held under the Plan to be sold. If the participant elects to keep the Shares in her account, the participant would elect "Option #3" and sign, date and return the Response form.

Example 2
---------
         Assume the same facts in Example 1, above, except that in December 1999, the participant directed the Trustee to sell the Shares. Assume that the Trustee sells the Shares for $9 per Share. Thus, the participant had a loss of $1 per Share on the transaction. The Company will reimburse the participant for this loss. In order to be reimbursed by the Company, the participant needs to elect "Option #2" and sign, date and return the Response form.


Example 3
---------
         Assume the same facts as Example 1, above, except that in March 2000, the participant directed the Trustee to sell the Shares. Assume that the Trustee sells the Shares for $17 per share. Thus, the participant made a profit of $7 per Share on the transaction. The participant no longer holds the Shares under the Plan, and has no loss to be reimbursed. Under these circumstances, the participant should elect "Option #3" and sign, date, and return the Response form.

         [[TO BE INCLUDED IF APPLICABLE] Based on the records of the Plan Administrator for the Plan, which has compared the highest purchase price of for Shares acquired under the Plan on your behalf to the lowest sales prices of Shares sold on your behalf under the Plan, the Company has determined that you incurred a potential loss under the Plan of $[INSERT LOSS].]

         You may wish to examine your account activity under the Plan during this period by visiting the Plan's web site at https://strongone.estrong.com/myStrong/cgi-bin/login.pl. Alternatively, you may contact Michael W. Schreiweis, Director of Human Resources, at (812) 941-3500 and he can make this information available to you.

         In the event you decide to accept this offer, and wish to sell any such Shares held under the Plan on your behalf back to the Company or to be reimbursed for a loss on the sale of Shares under the Plan, please complete the enclosed Response form indicating that you accept our offer, marking either Option # 1 or Option # 2, or both, as appropriate, and return the Response form, along with documentation identifying the Shares to be repurchased or establishing the amount of any loss on a sale of the Shares (if applicable), to the Company in the return envelope provided. The Response form must be received at the Company prior to the close of business on November 11, 2000.

         Upon receipt of these documents, we will promptly forward to you (or to the Trustee to credit your account held under the Plan) the purchase price you paid for the Shares, plus interest at the rate of 8% from the date on which the Plan acquired the Shares under the Plan on your behalf, or, as applicable, we will promptly reimburse you (or have the Trustee credit your account under the Plan) for your loss, in either case, plus interest at the rate of 8% from the date of the purchase of the Shares.

         If you decide to retain your Shares acquired under the Plan and currently held under the Plan on your behalf and reject the Company's Repurchase Offer, please complete the Response form indicating that you reject this offer and that you will retain these Shares (subject to your right to sell the Shares under the Plan), and return the form to the Company in the return envelope.

         This offer is limited to the opportunity to repurchase your Shares acquired during the period beginning October 12, 1999 through October 11, 2000 on the terms outlined in this letter.

         If you have any questions with regard to this matter, please do not hesitate to contact the undersigned.

                                             Very truly yours,

                                             ROBINSON NUGENT, INC.


                                             By:_______________________
                                                  Larry W. Burke, President